Via EDGAR (Correspondence)

July 8, 2015

Mr. Kevin W. Vaughn

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Stifel Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-09305

Dear Mr. Vaughn:

We are writing as a follow-up to our letter dated June 26, 2015 regarding our response to the following comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 11, 2015.

•	We have read your response to comment 5. You have proposed to expand your disclosure in future filings to state “Applying the two-class method of computing earnings per share would not differ materially from our computation of basic earnings per share.” It is not appropriate to have a stated accounting policy that does not comply with GAAP. Please revise your proposed disclosure accordingly.

As disclosed in our letter dated May 22, 2015, RSUs issued to our non-employee directors, which represent a small portion of our stock-based awards, contain non-forfeitable rights to dividends or dividend equivalents and are considered to be participating securities. The impact of applying the two-class method to the calculation of earnings per share as a result of these participating securities results in an immaterial difference when compared to the calculation using the treasury stock method. We will continue to analyze the impact that the participating securities have on our calculation of earnings per share under the two-class method on a quarterly basis.

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If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak
President and Chief Financial Officer
(Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer

David M. Minnick, Senior Vice President and General Counsel

Mark P. Fisher, Senior Vice President and General Counsel